SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            Preferred Networks, Inc.
(Name of Issuer)

 Common Stock, par value $.0001 per share
(Title of Class of Securities)

 73990510
(CUSIP Number)

Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott
511 Sixteenth Street Suite 700
 Denver, Colorado  80202
                             (303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  July 31, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 20 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fleet Equity Partners VI, L.P.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a)  [ X ]
                                                    (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                 [ ]




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [ ]
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21%

   14    TYPE OF REPORTING PERSON*
         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Growth Resources, II, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [ X ]
                                                (b)
   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [ ]



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Growth Resources, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [ X ]
                                                     (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,423,349

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Venture Resources, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [ X ]
                                                         (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Rhode Island

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 3,321,150

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    3,321,150

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,321,150
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.59%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fleet Private Equity Co, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ X ]
                                                           (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                 [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                4,744,499

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                       4,744,499

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,744,499

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.68%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Financial Group, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ X ]
                                                            (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 4,744,499

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  4,744,499

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,744,499

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.68%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Silverado IV Corp.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) [ X ]
                                                              (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [ ]



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,423,349

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,423,349

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,423,349

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chisholm Partners II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ X ]
                                                             (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                  [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                   0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                208,001

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         208,001
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.28%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ X ]
                                                          (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 208,001

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           208,001

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.28%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Silverado II Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ X ]
                                                                (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                208,001

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   208,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         208,001

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.28%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert M. Van Degna

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [ X ]
                                                              (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                       [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 3,000

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 4,952,500

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 3,000

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   4,952,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,955,500
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.65%

   14    TYPE OF REPORTING PERSON*

         IN
                             * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Habib Y. Gorgi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ X ]
                                                             (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY               4,952,500

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    4,952,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,952,500
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24.62%

   14    TYPE OF REPORTING PERSON*

         IN

                         * SEE INSTRUCTIONS BEFORE OUT!
                             INTRODUCTORY STATEMENT

            Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"), Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVR"), Chisholm Partners II, L.P., a Delaware limited partnership ("CP"), Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII"), Silverado IV Corp., a Delaware corporation ("SCIV"), Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"), Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC"), Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"), Silverado II, L.P., a Delaware limited partnership ("SLP"), Silverado II Corp., a Delaware corporation ("SCII"), Robert M. Van Degna and Habib Y. Gorgi (collectively, the "Reporting Persons") previously filed a Statement on Schedule 13D in connection with the securities of Preferred Networks, Inc., a Delaware corporation (the "Company"). In addition, the Reporting Persons also filed a statement on Schedule 13D in connection with the Company's securities as a member of a group of investors acting together for the purpose of acquiring certain of the Company s securities (the "Investor Group"). On July 30, 1997, the Investor Group members ceased to act together as a group when the Investor Groups' option to acquire additional securities of the Company expired. Accordingly, this Statement on Schedule 13D constitutes an amendment of the Statement on Schedule 13D previously filed solely by the Reporting Persons, and shall also be deemed an amendment to and restatement of the prior filing by the Investor Group to the extent information in such prior group filing relates to the Reporting Persons.

            Items 5 of the Statement on Schedule 13D previously filed solely by the Reporting Persons is hereby amended, and Items 6 and 7 of such Statement are hereby amended and restated as set forth below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            No change except for the addition of the following:

            (a) FEP VI is the direct beneficial owner of 271,049 Shares and 1,152,300 Warrants, or approximately 8.21% of the sum of (i) the 16,193,534 shares deemed outstanding as of August 5, 1997, according to information received from the Company (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FEP VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            FVR is the direct beneficial owner of 632,450 Shares and 2,688,700 Warrants, or approximately 17.59% of the Outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            CP is the direct beneficial owner of 139,001 Shares and 69,000 Warrants, or approximately 1.28% of the Outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by CP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            In addition to the Shares and Warrants directly held by FEP VI, FVR and CP as identified above, Robert Van Degna holds 3,000 vested Shares and 12,000 unvested Shares, or less than 1% of the Outstanding Shares. Such
Shares are subject to certain vesting restrictions and were issued to Mr. Van Degna in connection with his services to the Company as a director.

             Except as specifically set forth in this Item 5(a), each of the Reporting Persons disclaims beneficial ownership of Shares and Warrants held by the other Reporting Persons.

            (b) Mr. Van Degna has the direct power to vote the Shares directly held by him, and the power to direct disposition of the vested Shares directly held by him. Under the restrictions applicable to such Shares, unvested Shares are not transferable.

            (d) Mr. Van Degna has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by him.

            (e) Not applicable. As indicated in the Introductory Statement of this Statement, the Reporting Persons were previously part of the Investor
Group which acted together for the purpose of acquiring the Preferred Stock and Warrants from the Company. On July 30, 1997, the members of the Investor
Group ceased to act together as a group when the Investor Group's option to acquire additional securities of the Company expired.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to a Purchase Agreement dated as of June 21, 1995, among each of FEP VI, FVR and CP and certain other investors in the Company (the "Stockholders") and the Company, as amended December 12, 1995 (the "Purchase Agreement"), the Stockholders acquired certain securities of the Company and the Company agreed, among other things, (i) to provide the Stockholders with certain inspection and information rights, (ii) comply with certain covenants, and (iii) reimburse the Stockholders for certain expenses. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibits 1 and 2 to this Statement.

            Pursuant to a Stockholders Agreement dated as of June 21, 1995 among each of the Stockholders, the Company and certain other persons (the "Stockholders Agreement"), the Stockholders agreed to certain holdback restrictions in connection with their sale of Shares. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached as Exhibit 3 to this Statement.

            Pursuant to a Registration Rights Agreement dated as of June 21, 1995, as amended June 17, 1997, among each of the Stockholders, the Company and certain other persons, as amended (the "Registration Rights Agreement"), the Stockholders have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company is required to register, the Shares owned by the Stockholders. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibits 4 and 5 to this Statement.

            Pursuant to a Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, among each of the Stockholders and the Company, (the "Preferred Stock Purchase Agreement"), the Stockholders acquired the Warrants and the Preferred Stock and the Company agreed, among other things, (i) made certain representations and warranties to the Stockholders, (ii) agreed to provide the Stockholders with certain inspection and information rights, and
(iii) agreed to reimburse the Stockholders for certain expenses. The foregoing summary of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the Class A Redeemable Preferred Stock Purchase Agreement attached as Exhibit 6 to this Statement.

            The Preferred Stock held by FEP VI, FVR and CP and the other Stockholders is entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Preferred Stock will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Preferred Stock. The Preferred Stock will be entitled to one vote per share and will be entitled to vote together with the Shares on matters submitted to a vote of the Company's stockholders. In addition, the Preferred Stock will be entitled to a class vote on certain matters, including without limitation repurchases of Shares, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company s assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Preferred Stock is redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Preferred Stock may require that its Preferred Stock be redeemed at any time after the fifth anniversary of the First Closing. The holders of Preferred Stock are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Preferred Stock are entitled to elect one director other than Messrs. Jeffrey Schutz and Van Degna. The foregoing summary of the rights and preferences of the Preferred Stock is qualified in its entirety by reference to the terms of the Preferred Stock attached as Exhibit 7 to this Statement.

            Each Warrant held by FEP VI, FVR and CP and the other Stockholders permits a holder to acquire, at any time during the five year period commencing on the initial issuance of the Warrant, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the Warrant.
Payment of the exercise price may be made in cash, Shares of Common Stock or shares of Preferred Stock. The Company has the right to cancel Warrants to acquire up to 500,000 Shares upon redemption of all of the Preferred Stock and, if such redemption occurs following the first year after issuance of the Warrants, payment of $750,000 (if such redemption and payment occurs during the second year following such issuance) or $1,500,000 (if such redemption and payment occurs during the third year following such issuance or thereafter). Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration. The Reporting Persons understand there are a total of 11,500,000 Warrants outstanding, and any such redemption or payment would be made pro rata among holders of the then outstanding Warrants. The foregoing summary of the Warrants is qualified in its entirety by reference to the form of the Warrant attached as Exhibit 8 to this Statement.

            The restricted Shares held by Mr. Van Degna are subject to certain restrictions set forth in a Director s Restricted Stock Agreement. The foregoing summary of such agreement is qualified in its entirety by reference to the form of the Directors Restricted Stock Agreement attached as Exhibit 9 to this Statement.

            Other than set forth above, none of the Reporting Persons or any of the Fleet Directors and Officers has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 10.6 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 2. Amendment dated December 12, 1995 to Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

            Exhibit 3. Stockholders Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.7 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 4. Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.8 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 5. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to exhibit E to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 6. Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 7. Rights and Preferences of the Class A Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to exhibits C and D to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 8. Form of Common Stock Purchase Warrant to be issued pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to exhibit C to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 9. Form of Director s Restricted Stock Award Agreement between Preferred Networks, Inc. and Robert Van Degna, incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.




                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 6, 1997    /s/ Robert Van Degna

                        Robert Van Degna, individually and as Chairman and Chief Executive Officer of Fleet Growth Resources II, Inc., general partner of Fleet Equity Partners VI, L.P.; as Chairman and Chief Executive Officer of Silverado II Corp., general partner of Silverado II, L.P., general partner of Chisholm Partners II, L.P.; and as Chairman and Chief Executive Officer of Fleet Growth Resources, Inc., Fleet Venture Resources, Inc., Fleet Private Equity Co., Inc. and Silverado IV Corp.


Date:  August 6, 1997   /s/  William C. Mutterperl

                        William C. Mutterperl, Senior Vice President, Secretary and General Counsel of Fleet Financial Group, Inc.


Date:  August 6, 1997    /s/  Habib Y. Gorgi

                        Habib Y. Gorgi, individually